

May 5, 2010

Mr. Steven L Newman
Chief Executive Officer
Transocean Ltd.
Blandonnet International Business Center
Chemin de Blandonnet 2
Building F, 7th Floor
Vernier, Switzerland

> **Re: Transocean Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **File No. 0-53533**

Dear Mr. Newman:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Risk Factors

Compliance with or breach of environmental laws can be costly and could limit our operations, page 19

1.   We note the disclosure on page 20 that you "have generally been able to obtain some degree of contractual indemnification pursuant to which our customers agree to protect and indemnify us against liability for pollution, well and environmental damages; however, there is no assurance that we can obtain such indemnities in all of our contracts or that, in the event of extensive pollution and environmental damages, our customers will have the financial capability to fulfill their contractual obligations to us. Also, these indemnities may not be enforceable

in all instances." With regard to this disclosure, please explain to us the
following:

- We note your use of the term "generally". Describe the instances or
  contracts, as applicable, in which you have not been able to obtain
  contractual indemnity against liability for pollution, well and
  environmental damages. Your response should address individual
  contracts and/or groups of contracts by customer or geographic area, to the
  extent material and meaningful under the circumstances;
- Clarify the extent to which you are able to obtain contractual
  indemnification for the damages noted. In this regard, we note your use of
  the phrase "some degree of contractual indemnification";
- Describe the instances in which these indemnities may not be enforceable;
  and,
- Describe the potential impact on your financial position, results of
  operations or liquidity in the event that your customers are unable or
  unwilling to fulfill their contractual obligations to you.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sources and uses of liquidity, page 42

2.   We note your statement that you "expect to use existing cash balances, internally
        generated cash flows, bank credit agreements and proceeds from asset sales to
        fulfill anticipated obligations such as scheduled debt maturities or other payment
        events, repayment of short-term debt, capital expenditures and working capital
        needs." In this regard, please provide further discussion and analysis describing
        in greater detail how you plan to use your capital resources to fulfill your
        anticipated obligations.

3.   We note that you have a substantial amount of debt coming due in 2011 and 2012.
        Please disclose whether you believe you will be able to meet such obligations,
        and, if so, how you will meet these obligations.

Results of operations

Costs and expenses, page 47

4.   You sometimes refer to two or more sources as components that contributed to a
        material change. For example, you state that "operating and maintenance
        expenses decreased primarily due to reduced activity in our other operations
        segment, the reduced activity in contract drilling services resulting from a greater
        number of stacked rigs in 2009 and the sale of our interest in a joint venture that
        previously operated two rigs under bareboat charter." Ensure that you quantify

the amount of the change that was contributed by each of these factors. See Section III.D of SEC Release 33-6835.

Income tax expense, page 47

5.   We note that "[t]he annual effective tax rate for the years ended December 31, 2009 and 2008 was 16.0 percent and 14.4 percent, respectively." Please explain whether the Redomestication Transaction had any material effect on your effective tax rate, and if so, what the effect was. In this regard, we note your statement on page 3 and elsewhere in the Proxy Statement filed November 3, 2008 that the Redomestication Transaction "should improve our ability to maintain a competitive worldwide effective corporate tax rate."

6.   We note your disclosure that "The countries in which we operate have taxation regimes with varying nominal rates, deductions, credits and other tax attributes. Consequently, there is little to no expected relationship between income tax expense and net income before income tax expense." Given that you have contract backlog for several years into the future, please clarify for us why you believe you cannot provide a meaningful discussion of your expected relationship between income tax expense and net income before tax.

7.   Please also tell us how you considered providing discussion and analysis of the major taxing jurisdictions that impact your consolidated tax provision, the effective tax rates you experienced in these major taxing jurisdictions, and the significant reasons why your consolidated effective tax rate differed year over year.

Critical Accounting Policies and Estimates

Goodwill, page 51

8.   We note you consider the testing of goodwill for impairment to be a critical accounting policy, and we note your disclosure of the fact that certain hypothetical changes in your discount rate and terminal growth rates would not have resulted in an impairment of your contract drilling reporting unit. Please tell us the percentage by which the fair value of your contract drilling reporting unit exceeded the carrying value as of the date of your most recent test. Additionally, please expand your disclosure relating to such testing if the contract drilling reporting unit does not have a fair value substantially in excess of its carrying value, to address the following points, which we would regard as consistent with the guidance in Item 303(a)(3)(ii) of Regulations S-K.

        (a)   The percentage by which the fair value of your contract drilling reporting unit exceeded the carrying value as of the date of the most recent test.

        (b)   To the extent possible, specific details about the degree of uncertainty associated with key assumptions used to measure the fair value of your contract drilling reporting unit.

        (c)   A description of potential events and changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to measure the fair value of your contract drilling reporting unit.

        (d)   Any additional information that you believe would offer greater precision about the amount and likelihood of potential impairment.

        (e)   If you believe that a material impairment charge would be unlikely even if step one of the impairment test failed, disclose the basis for your view.

If you conclude and disclose that there is no risk of failing step one of the impairment test for your contract drilling reporting unit, we would not regard disclosure of the information outlined in the various points above to be necessary.

Definitive proxy statement filed April 1, 2010

9.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. After our review of your response, we may raise additional comments.

General

10.   We note that you have not included any substantive disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Base Salaries, page P-34

Changes in 2010

11.   We note your statement that "the Executive Compensation Committee approved the following increases in base salaries"; however, the figures provided appear to show only the new salaries for the named executive officers after the increases. If true, please revise to clarify that these figures represent the new salaries, and state the amounts of the increases as well as the new salaries.

<u>Form 8-K filed April 23, 2010</u>

12.   We note the disclosure in your Form 8-K that was filed on April 23, 2010 regarding the situation involving your drilling rig Deepwater Horizon in the U.S. Gulf of Mexico. Please explain to us the following:

- Clarify the extent to which specific environmental or other regulations, e.g. the U.S. Oil Pollution Act of 1990, the Jones Act, etc., may apply to you with regard to this incident, and what the regulations may require of you. With regard to your drilling contract(s) and any other relevant contracts, describe to us in sufficient detail any obligations or other potential liability you may have (for example, but not limited to, environmental liability, liability for removal of the wrecked rig, liability for personal injuries and deaths, loss of revenue, business interruption for your customer(s), etc.).
- Tell us if the contract(s) under which the Deepwater Horizon was working included any contractual provisions regarding liability indemnification, including but not limited to the type of provision you disclose on page 20 of your Form 10-K.
- Quantify the amount of insurance coverage, including relevant deductibles, you have related to the Deepwater Horizon, and the related incident.
- Describe the reasonably possible impacts of this incident on your financial position, results of operations or liquidity, due to all relevant items, including loss of revenues and costs expected to be incurred. Your response should address, among other things, whether you have had to delay or suspend operations on other rigs to relocate equipment or perform other tasks related to this incident.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, or Norman Gholson at (202) 551-3237 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director